                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                (Rule 14D-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934



                               PCORDER.COM, INC.
                      ----------------------------------
                      (Name of Subject Company (Issuer))


                            TRILOGY SOFTWARE, INC.
                     ------------------------------------
                     (Names of Filing Persons (Offerors))


                             CLASS A COMMON STOCK,
                           PAR VALUE $.01 PER SHARE
                        ------------------------------
                        (Title of Class of Securities)


                                  70453H10-7
                     -------------------------------------
                     (Cusip Number of Class of Securities)


                             Lance A. Jones, Esq.
                      Vice President and General Counsel
                            Trilogy Software, Inc.
                           6034 West Courtyard Drive
                              Austin, Texas 78730
                           Telephone: (512) 425-3167
                    --------------------------------------
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)


                                   Copy to:

                            Dennis R. Cassell, Esq.
                             Haynes and Boone, LLP
                 7501 N. Capital of Texas Highway, Suite A130
                              Austin, Texas 78731
                           Telephone: (512) 693-8388

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 /X/      third-party tender offer subject to Rule 14d-1.

 / /      issuer tender offer subject to Rule 13e-4.

 /X/      going-private transaction subject to Rule 13e-3.

 / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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For immediate release
October 25, 2000

Contacts:

pcOrder.com, Inc.:                            Trilogy Software, Inc.:

Tiffany O'Brien                               Krista Rollins
512.684.1171                                  512.425.3128
tiffany.obrien@pcorder.com                    krista.rollins@trilogy.com


              TRILOGY SOFTWARE, INC. TO ACQUIRE PCORDER.COM, INC.
                    CLASS A COMMON STOCK FOR $6.375 IN CASH
                       UNDER DEFINITIVE MERGER AGREEMENT

AUSTIN, Texas, October 25, 2000 - Trilogy Software, Inc. and pcOrder.com, Inc. (NASDAQ:PCOR) today jointly announced that they have signed a definitive merger agreement under which Trilogy will commence a cash tender offer to acquire all of pcOrder's outstanding Class A common stock at a price of $6.375 per share. Any shares of pcOrder's Class A common stock not purchased in the tender offer will be acquired by Trilogy in a subsequent merger transaction at the same $6.375 per share cash price. Trilogy currently owns all of pcOrder's outstanding Class B common stock, which represents 62.5% of pcOrder's outstanding common stock.

The Board of Directors of pcOrder approved the merger agreement and tender offer based upon the recommendation of pcOrder's Special Committee comprised of pcOrder's two independent directors. The Special Committee has received an opinion of their financial advisors, Dain Rauscher Wessels, that the consideration to be received by the stockholders of pcOrder (other than Trilogy or its affiliates) pursuant to the merger agreement is fair to such stockholders from a financial point of view.

Trilogy has been advised by SG Cowen Securities Corporation with respect to the transaction.

The tender offer will commence on or prior to November 6, 2000, and will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities and Exchange Commission and mailed to pcOrder stockholders.

Trilogy is a leading provider of software driving the e-commerce transformation of Global 2000 companies. Trilogy's robust e-commerce platforms, rapid deployment cycles and business expertise serve industry leaders such as Ford Motor Company, Fidelity Brokerage Services, Lands' End, IBM, and ALLTEL. Trilogy's ability to integrate multichannel sales and service environments on a unified e-commerce technology platform increases a corporation's market share, generates higher revenue, and results in deeper customer and channel partner relationships. For more information, please visit www.trilogy.com.

pcOrder is a leading provider of business-to-business software applications, content and related services that are designed to move the computer industry to the Web. pcOrder's tailored solutions are designed to enable industry participants to take advantage of the increasing adoption of e-commerce to automate sales and distribution functions. pcOrder's technology and services are designed to enable customers to lower their cost of sales and marketing, reduce inventory levels, and more efficiently interact with their business partners and customers. For more information, please visit www.pcorder.com.

pcOrder is issuing a separate press release today announcing its results for the three and nine month periods ended September 30, 2000.

pcOrder security holders and any potential investors in pcOrder stock are advised to carefully read the tender offer/going private statement on Schedule TO, the solicitation/recommendation statement on Schedule 14D-9 and any other documents pcOrder or Trilogy files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by pcOrder or Trilogy at the SEC's website at www.sec.gov. These documents (when available) may also be obtained for free by contacting Tiffany O'Brien at pcOrder (512.684.1171) or Jeanne McNeil at Trilogy (512.794.5900).

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